
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44695

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Invex, LLC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Alhambra Plaza, Suite PH 2
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerardo Reyes Retana 786-425-1717   greyesretana@invex.us

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

100 SE 2nd St., Suite 1700	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003   243

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVEX, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

(CONFIDENTIAL TREATMENT REQUESTED)

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INVEX, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



INVEX, LLC
INDEX





Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Invex Holdings, Inc., the sole member of Invex, LLC and
the Board of Directors of Invex Holdings, Inc.
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Invex, LLC (the "Broker-Dealer") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission, Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X-17a5, Part IIA Filing, and the Statement of Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying

BDO

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.
Miami, Florida
February 27, 2026

INVEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	963,189
Deposits with Clearing Broker		263,754
Due from Related Parties		116,257
Securities Owned- at Fair Value		1,799,822
Receivables From Clearing Brokers		8,886,732
Prepaid and Other Assets		481,193
Right Of Use Asset - Operating		1,194,314
Furniture and Equipment - Net of Accumulated Depreciation of $535,957		34,423
TOTAL ASSETS	$	13,739,684

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	604,031
Lease Obligations - Operating		1,390,366
Due to Related Parties		444,021
TOTAL LIABILITIES		2,438,418
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY		11,301,266
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,739,684

The accompanying notes are an integral part of these financial statements

INVEX, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES		
Commissions	$	9,823,642
Mutual Fund Fees		2,345,411
Interest and Dividend Income		399,976
Trading Gains, net		410,209
Other income		376,100
Total Revenues		13,355,338
EXPENSES		
Employee Compensation and Benefits		7,593,690
Subscriptions, Dues and Clearing Fees		881,040
Communications		805,472
Professional Fees		1,845,784
General and Administrative		581,793
Interest Expense		82
Occupancy and Equipment Rental		475,515
Total Expenses		12,183,376
Net Income		1,171,962

The accompanying notes are an integral part of these financial statements

INVEX, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Member's Equity
Beginning Balance, January 1, 2025	$ 14,417,416
Net Income	1,171,962
Contributions	200,000
Distributions	(4,488,112)
Ending Balance, December 31, 2025	$ 11,301,266

The accompanying notes are an integral part of these financial statements

INVEX, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Net Income		1,171,962
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES		
Depreciation		18,594
Depreciation of right of use assets		369,696
(Increase) decrease in assets:		
Securities Owned - at Fair Value		1,138,433
Receivables/payables to clearing broker		(1,525,384)
Due From Related Parties		192,029
Prepaid and Other Assets		(190,181)
Increase (decrease) in liabilities:		
Due To Related Parties		57,546
Payments of operating lease obligations		(415,687)
Accounts payable and accrued expenses		43,097
Total Adjustments	$	(311,857)
Net Cash Provided by Operating Activities	$	860,105
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment		(8,971)
Net Cash used in Investing Activities		(8,971)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		200,000
Distributions		(1,245,500)
Net Cash used in Financing Activities		(1,045,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(194,366)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,157,555
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	963,189
SUPPLEMENTAL INFORMATION:		
Cash Paid For Interest	$	82
NON-CASH FINANCING INFORMATION:		
Right of Use Asset obtained in exchange for lease obligation	$	66,480
Distribution of Limited Partnership interest	$	3,242,612

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE A - ORGANIZATION

Invex, LLC, (the "Company"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. Invex, LLC is a wholly owned subsidiary of Invex Holdings, Inc. ("Holdings") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association.

Invex Controladora, S.A.B. de C.V., the foreign parent of Invex Holdings, Inc., is the holding company of a Mexican-based financial group (the "Group"). The Group's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. The Company is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Group as well as executing proprietary trading for the Company. The majority of the Company's revenue relates to commissions and markups attributable to customer transactions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts of $250,000 and none are expected. At December 31, 2025, the Company's deposit account balances exceeded the FDIC coverage limit by approximately $463,000.

Receivables from and payable to Clearing Brokers

Receivables from clearing brokers represent cash held on account available for future trades. The amount payable to the clearing broker is collateralized by the securities owned by the Company.

Other Receivables

Other receivables consist primarily of interest and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. Other Receivables are included in Prepaid and Other Assets in the Statement of Financial Condition.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Securities Transactions and Revenue Recognition

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Mutual Fund Fee revenue is a residual commission and it is recorded when earned. It is generally based on a percentage of the current market value of the clients' investment holdings in trail eligible assets. As mutual fund revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable, which is usually monthly or quarterly. Mutual fund fee revenues recognized in the current period include performance obligations that have been satisfied in prior periods.

The Company earns interest and dividend income from its cash equivalents and securities owned, less interest expense on related transactions. Interest and dividend income are not within the scope of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers ("ASC 606").

Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss-net in the accompanying Statement of Operations.

The Company earns trading income through firm trading also referred to as principal transactions. Profit or loss for these transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. The realized and unrealized gains/(losses) securities are reported on the accompanying statement of operations for the year ended December 31, 2025. Realized gains/(losses) on securities sold are calculated on specific identification method. Trading income is not within the scope of ASC 606.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Risk Factors

Market Risk

The Company's revenues and investments are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. As a result, net income and revenues may vary significantly from year-to-year.

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Cyber-Security risk

Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on our critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

Leases

The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of Holdings and taxed depending on the Holdings' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

Foreign Currency

Certain customer investment trades are executed utilizing foreign currency. Investments denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. Dollar amounts on the respective dates of such transactions. Reported net realized foreign exchange gains or losses arise from sales of investments, sale of foreign currencies and currency gains or losses realized between trade and settlement dates. The gains and losses are included as a component of the commission on the investment transaction.

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 as of December 31, 2025. At December 31, 2025, the Company had net capital as defined by Rule 15c3-1(a)(1)(ii) of $10,319,039, which was $10,069,039 in excess of the required minimum net capital. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", as these terms are defined in Rule 15c3-1.

Use of Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Allowance for Credit Losses

The Company accounts for estimated credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing brokers and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing brokers and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including buying and selling securities on behalf of clients, buying and selling securities for their own account, and providing access to structured products, mutual funds and ETFs for their clients. These services produce for the Company commissions, mutual fund fees, interest and dividend income, and trading gains and losses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Accounting Standards to be Adopted in Future Periods

Expenses. In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU No. 2024-03 ("ASU 2024-03"), *Disaggregation of Income Statement Expenses*. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. The Company is evaluating the impact of the standard on its disclosures.

Credit losses. In July 2025, the FASB issued ASU No. 2025-05 ("ASU 2025-05"), *Financial Instruments –Credit Losses*. The guidance provides an optional practical expedient when applying the guidance related to the estimation of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods, with early adoption permitted. The Company is evaluating the impact of the standard on its financial statements.

Internal-Use Software. In September 2025, the FASB issued ASU No. 2025-06 ("ASU 2025-06"), Intangibles -Goodwill and Other -Internal-Use Software. The guidance modernizes and clarifies the threshold for when an entity is required to start capitalizing software costs and is based on when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and interim reporting periods, with early adoption permitted. The Company is evaluating the impact of the standard on its financial statements.

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities Owned And Securities Sold Not Yet Purchased – At Fair Value

The components of securities owned and securities sold, not yet purchased- at fair value at December 31, 2025 are as follows:

	2025	
	Owned	Sold, Not Yet Purchased
Foreign debt instruments	$ 142,441	$ -
Marketable Equities	1,657,381	$ -
	$ 1,799,822	$ -

NOTE D – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of all accounts payable and accrued expenses as of December 31, 2025:

Bonus Payable	$ 520,000
Accrued Expenses	52,000
Accounts Payable - Vendors	32,031
	$ 604,031

NOTE E – TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE F – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE G – LEASES

The Company leases office space under an operating lease in Miami, Florida which expires on March 31, 2028. The office lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The Company also leases automobiles under various operating leases expiring through 2028.

Operating lease assets and liabilities as of December 31, 2025 are as follows:

Operating lease ROU assets, net	$1,194,314
Operating lease liabilities	$1,390,366

Total operating lease costs were approximately $399,000 for the year ended December 31, 2025.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2025 is as follows:

Weighted-average remaining lease term in years 2.24

Weighted-average discount rate 2.74

As of December 31, 2025, the estimated undiscounted future minimum lease payments, exclusive of taxes and other charges are as follows:

2026	$ 535,941
2027	546,937
2028	360,048
Total future minimum lease payments	1,442,926
Less: amount representing interest	(52,560)
Present value of minimum lease payments	$1,390,366

Cash paid for amounts included in the measurement of lease liabilities was $516,566 for the year ended December 31, 2025. As of December 31, 2025, remaining terms for operating leases range from one to five years.

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

NOTE I - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling $444,021 by Invex Controladora, S.A.B. de C.V. during 2025 for use of the name "INVEX" and this amount is included within professional fees in the accompanying Statement of Operations. As of December 31, 2025, $444,021 was outstanding and payable to the Parent. There were no other amounts due to the Parent. The annual fee amount due to the Parent is included within due to related parties in the Statement of Financial Condition. The Company also earned $160,057 on trades done with Banco Invex, S.A., an affiliated entity to the Company, domiciled in Mexico.

The Company and Invex Advisors, LLC, subsidiaries of Invex Holdings, Inc., executed an intercompany expense-sharing agreement which took full force and effect on March 1, 2017. Based on the agreement, Invex Advisors, LLC will make quarterly payments to the Company for its share of the operating costs relating to personnel and administrative services as well as reimbursement of certain other office expenses incurred by the Company on behalf of Invex Advisors. Based on this agreement, the Company invoiced Invex Advisors, LLC $1,236,827 for shared expenses in 2025. As of December 31, 2025, $76,031 was due and outstanding from Invex Advisors, LLC for the 2025 shared expenses. This expense sharing income is recorded in the accompanying Statement of Operations as a reduction of the respective expense and the corresponding receivable due from Invex Advisors, LLC is recorded in the accompanying Statement of Financial Condition as a due from related parties.

NOTE I – RELATED PARTY TRANSACTIONS – CONTINUED

The Company has approximately $24,000 of receivables at December 31, 2025 from employees due on demand and which were non-interest bearing. Additionally, the Company had a note receivable due from an employee in the amount of $16,166 as of December 31, 2025. The note is unsecured and was issued on April 15, 2012 with a principal balance of $71,133 and an original maturity of April 15, 2020. During 2020, the note was renewed for another five year term with a maturity date of April 15, 2025 and was then renewed for another five year term with a maturity date of April 15, 2030. During 2021 the Company loaned an additional $6,000 to the employee which is reflected in the principal balance of the note. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such receivables from employees, related party note and interest amounts along with a $76,031 receivable due from Invex Advisors, LLC, are all included in due from related parties in the accompanying Statement of Financial Condition. The following is a summary of amounts due from related parties as of December 31, 2025:

Accounts Receivable - Employees	$ 24,060
Note Receivable - Employee	16,166
Due From Related Entities	76,031
Due From Related Parties	$ 116,257

NOTE J - EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participated in a 401K plan (the "Plan") for its employees. An employee is eligible to participate in the Plan after three months of employment with the Company. Employees can contribute from 1% to 15% of their bi-weekly pay into the Plan up to a maximum of the lesser of 25% of the participant's compensation (subject to Internal Revenue Code limits) or $23,500 in 2025 with a $7,500 catch-up for age 50+, totaling $31,000, and a special "super" catch-up of $11,250 for ages 60–63, allowing up to $34,750. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan, plus 50% of deferrals from 4% to 5% of the participating employee's pay. During the year ended December 31, 2025, the Company contributed approximately $173,251 to the 401K plan.

INVEX, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE K - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE K - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Marketable Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Foreign and Domestic Debt Instruments - The Company may hold both domestic and foreign corporate bonds. The fair value of these bonds is estimated using recently executed transactions, market price quotations (where observable), and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Listed Derivative Contracts – Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

- Mutual Funds – The Company may own both domestic and foreign Mutual funds. Mutual funds are valued at the net asset value ("NAV") of shares held by the plan at year end.

- U.S. Treasury Bills – The Company may own U.S. Treasury Bills. Treasury Bills are highly liquid and readily marketable securities. The Company values U.S. Treasury Bills at the daily value posted on Bloomberg by the U.S. Treasury Department.

NOTE K - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The following table presents the Company's fair value hierarchy for those assets measured at fair value as of December 31, 2025:

Financial Assets at Fair Value
As of December 31, 2025

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Foreign Debt Instruments	$ -	$ 142,441	$ -	$ 142,441
Marketable Equities	1,657,380	-	-	1,657,380
Totals	$ 1,657,380	$ 142,441	$ -	$ 1,799,821

NOTE L - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature.

NOTE M - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2025, through the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. The Company didn't identify any subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY SCHEDULES

INVEX, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER

RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF

THE COMMODITY FUTURES TRADING COMMISSION

AS OF DECEMBER 31, 2025

CREDITS:				
Total shareholder's equity from statement of financial condition			$	11,301,266
DEBITS:				
Due from Related Parties	$	116,257		
Accounts Receivable		224,418		
Furniture and equipment, net		34,423		
Prepaid expense and other assets		256,195		
Total Debits				631,293
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES				10,669,973
HAIRCUT ON SECURITIES (PURSUANT TO RULE 15c3-1(a)(1)(ii)				
Trading and Investment securities		350,934		
TOTAL HAIRCUTS				350,934
NET CAPITAL			$	10,319,039
MINIMUM NET CAPITAL REQUIREMENTS 2% OF AGGREGATE DEBIT ITEMS OR $250,000, WHICHEVER IS GREATER			$	250,000
EXCESS NET CAPITAL			$	10,069,039

See Report of Independent Registered Public Accounting Firm.

INVEX, LLC

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31,2025.

SCHEDULE III

STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such customer funds or securities are promptly transmitted to the clearing broker-dealer.

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3





Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Invex Holdings, Inc., the sole member of Invex, LLC and
the Board of Directors of Invex Holdings, Inc.
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5 of the Securities Exchange Act of 1934 (the "Exemption Report"), in which Invex, LLC (the "Company") (1) identified the following provisions of Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from SEA Rule 15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. In addition, the Company stated in the Exemption Report that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEA Rule 17a-5 ("Footnote 74") because the Company's other business activities are limited to proprietary trading, referral fees, earning dividends on securities and interest on corporate funds, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in SEA Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

BDO USA, P.C.

Miami, Florida
February 27, 2026

EXEMPTION REPORT UNDER RULE 17A-5
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Invex, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii): Who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books pertaining thereto pursuant to the requirements of 17 C.F.R. §240.17a-3 and §240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to proprietary trading, referral fees, earning dividends on securities and interest on corporate funds, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);(b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in SEA Rule 15c3-3) throughout the most recent fiscal year without exception.

Invex, LLC

I, Gerardo Reyes-Retana, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

February 27, 2026